                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                 For May 8, 2006
                         Commission File Number 0-50822
                                               --------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X          Form 40-F
                                     -----                  -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                               -----                    -----

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF; Frankfurt:NMV) is
pleased to announce that it has completed its previously announced private placement to raise gross proceeds of approximately CDN $17,972,423.

In connection with the private placement, Northwestern issued 21,144,027 units
(the "Units") at a price of CDN $0.85 per Unit. Each Unit consists of one common share and one-half of one common share purchase warrant exercisable at a price of CDN $1.15 until (i) May 5, 2008; or (ii) in the event that the common shares of Northwestern commence trading on Tier 1 of the TSX Venture Exchange or the
Toronto Stock Exchange prior to May 5, 2008, then May 5, 2011, subject in the latter case to the receipt of all necessary regulatory approvals including the approval of the stock exchange upon which the common shares may trade at the applicable time.

At closing, Northwestern paid to a syndicate of agents led by Westwind Partners
Inc. and Toll Cross Securities Inc. and including Blackmont Capital Inc. a commission together with broker warrants entitling the holders to acquire an aggregate of 1,480,082 common shares at an exercise price of CDN $1.15 per share until November 5, 2007.

All securities issued in connection with the private placement are subject to a hold period in Canada expiring September 6, 2006.

The proceeds of this private placement will be used by Northwestern for working capital and to fund its ongoing exploration programs."

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Northwestern Mineral Ventures Inc.

                                          By: /s/ Kabir Ahmed
                                          -------------------
                                              Kabir Ahmed
                                          Chief Executive Officer

Date: May 8, 2006